Exhibit 99.1

RISK FACTORS

Risks Concerning Our Business

We have never been profitable, and if we continue to lose money and do not achieve profitability soon, we may be unable to continue our business. Our ability to continue as a going concern is uncertain.

We have incurred losses since our inception. We incurred net losses of approximately $6,358,000 for the year ended December 31, 2004 and $3,506,000 for the year ended December 31, 2003. As of December 31, 2004, we had an accumulated deficit of approximately $15,725,000 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. Our expenses include product development and marketing expenses relating to products that will not be introduced and will not generate revenue until later periods, if at all. We expect we will continue to experience losses and negative cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of our products, new product introductions and competition.

Due to our history of losses and our current financial condition, our independent auditors’ report, which is part of this annual report at page F-2, includes an explanatory paragraph referring to an uncertainty concerning our ability to continue as a going concern. Please see Note 11 to our financial statements on page F-15.

Our limited operating history and the rapidly evolving nature of our industry make it difficult to forecast our future results.

Prior to 2002, our operations consisted primarily of product development efforts. As a result of our limited operating history, our historical financial and operating information is of limited value in predicting our future operating results. In addition, any evaluation of our business and prospects must be made in light of the risks and difficulties encountered by companies offering products or services in new and rapidly evolving markets. The market for electric propulsion systems is rapidly evolving, and it is difficult to forecast the future growth rate, if any, or size of the market for our products. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results.

As of December 31, 2004, we had accrued and unpaid payroll and payroll taxes in the amount of approximately $1,465,031 and accrued interest and penalties of $180,000 with respect to such taxes. Payment of these obligations will reduce the funds we have available to fund our ongoing operations. Further, if we receive a notice of delinquency from the U.S. Internal Revenue Service regarding the unpaid payroll taxes and accrued interest and penalties, it could severely impact our operations or cause us to cease operations.

We may need additional financing in the future.

Our capital requirements in connection with product development and marketing activities are significant and we are not yet generating enough revenues from operations to support these capital requirements. We have been dependent on the proceeds of sales of our securities to investors to support our development and marketing activities. We borrowed $140,000 in short-term debt financing from some of our stockholders in March 2005 and we expect to seek additional capital through the sale of debt and/or equity securities in the second quarter of 2005. We cannot assure you that additional capital will be available on terms acceptable to us, or at all.

We depend substantially on our relationships with a small number of original equipment manufacturers, or OEMs, and our failure to maintain or expand these relationships would reduce our revenue and gross profit or otherwise harm our business.

We anticipate that we will derive a substantial portion of our revenue from sales of our products to a small number of OEMs in the marine industry. While in the long term a substantial portion of our revenue is projected to be from the retrofit market, we expect that a small number of OEM customers will continue to account for a majority of our revenue and gross profit for the foreseeable future. The loss of any of these customers, or a material decrease in revenue from these customers, would reduce our gross profit or otherwise harm our business.

Furthermore, if our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our electric propulsion systems with their vessels.

As a result of our dependency on a small number of OEMs, any problems those customers experience, or their failure to promote products that contain our electric propulsion systems, could harm our operating results. Some of the factors that affect the business of our OEM customers, all of which are beyond our control, include

▪	the competition these customers face and the market acceptance of their products,

▪	the engineering, marketing and management capabilities of these customers and the technical challenges that they face in developing their products,

▪	the financial and other resources of these customers, and

▪	new governmental regulations or changes in taxes or tariffs applicable to these customers.

The inability of our OEM customers to address any of these risks successfully could harm our business.

Slow growth, or negative growth, in the marine vessel industry could reduce demand for our products and reduce our gross profit.

Our revenue depends in large part on the demand for our products by OEMs in the marine vessel industry. This industry could experience slow or negative growth due to a general economic slowdown, market saturation and other factors. If slow or negative growth in the industry occurs, demand for our products may decrease. If a reduction in demand for our products occurs, we may not be able to reduce expenses commensurately. Accordingly, continued slow growth or negative growth in the marine vessel industry could reduce our gross profit.

Furthermore, our success in increasing revenue depends on growth in the use of alternative propulsion systems, particularly low or zero emission systems, to add features and functionality to marine vessels. Our electric propulsion systems are currently used primarily in pleasure marine vessels and we anticipate they will be useful for other marine vessels and non-marine vehicles. These markets are rapidly evolving and it is difficult to predict their potential size or future growth rate. In addition, we are uncertain as to the extent to which products such as ours will be used in these markets in the future. Market acceptance of products like ours may be impacted by the performance, cost and availability of other propulsion systems that perform similar functions. If these markets accept products like ours more slowly than we expect, or not at all, our business will suffer.

We are dependent on our suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our electric propulsion system, would significantly harm our business.

We assemble the components of our electric propulsion system at our Tarpon Springs, Florida facility. These components are manufactured by third-party manufacturers. Under an agreement with Homewood Products Corporation, the supplier of our electric motors, that expired on December 31, 2004, we obligated to pay Homewood an aggregate of $466,200 for 75 motors we did not purchase in 2004. We have not yet paid this amount. The motors Homewood builds for us are designed to our specifications and our ability to find alternative manufacturers is limited. We believe that alternative sources are available but may require up to 18 months to begin delivery of suitable motors. The delay would adversely affect our ability to meet promised demand for our products and significantly harm our business.

We believe that other suppliers of the other component parts of our ST-EPS are available to us should any of our current suppliers of these component parts be unable or unwilling to sell us such parts. We believe, however, that the alternative suppliers could charge higher prices, which would reduce our gross profit.

Competition in our industry is intense and is likely to continue to increase, which could result in price reductions, decreased customer orders, reduced product margins and loss of market share, any of which could harm our business.

Our industry is competitive, and we expect competition to intensify in the future. We have a number of competitors located in the United States and Europe in the marine electric propulsion industry. Additional competitors are likely to enter our industry in the future. We also face competition from the internal research and development departments of OEMs, including some of our current customers. Our customers may have the capability to integrate their operations vertically by developing their own alternative propulsion systems or by acquiring our competitors or the rights to develop competitive products or technologies, which may allow these customers to reduce their purchases or cease purchasing from us completely.

Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources or greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, some of our current competitors and potential competitors have greater brand name recognition, a more extensive customer base, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer base and product offerings, or adopt aggressive pricing policies, to gain market share. Increased competition in the market may result in price reductions, decreased customer orders, reduced profit margins and loss of market share, any of which could harm our business.

The market for our electric propulsion system is new and constantly changing. If we do not respond to changes in a timely manner, our company likely will no longer be competitive.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our business will suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, manufacture, market or support new or enhanced products on a timely basis, if at all. Furthermore, our new products may never gain market acceptance, and we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond to product announcements, technological changes or changes in industry standards would likely prevent our products from gaining market acceptance and harm our business.

If we do not successfully establish strong brand identity in the marine markets, we may be unable to achieve widespread acceptance of our products.

We believe that establishing and strengthening our ST Electric Propulsion System brand is critical to achieving widespread acceptance of our products and to establishing key strategic relationships. The importance of brand recognition will increase as current and potential competitors enter the market with competing products. Our ability to promote and position our brand depends largely on the success of our marketing efforts and our ability to provide high quality products and customer support. These activities are expensive and we may not generate a corresponding increase in customers or revenue to justify these costs. If we fail to establish and maintain our brand, or if our brand value is damaged or diluted, we may be unable to attract new customers and compete effectively.

We rely on patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary rights, which afford only limited protection.

Our success depends upon our ability to protect our proprietary rights. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements with our employees, customers, suppliers and others to establish and protect our proprietary rights. The protection of patentable inventions is important to our future opportunities. It is possible that

▪	our pending patent applications may not result in the issuance of patents,
▪	we may not apply for or obtain effective patent protection in every country in which we do business,
▪	our patents may not be broad enough to protect our proprietary rights,
▪	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from using the inventions claimed in those patents, and
▪	current and future competitors may independently develop similar technology, duplicate our products or design new products in a way that circumvents our patents.

In particular, our patent rights cover only our Electric Wheel technology, and do not provide any protection for the technology in our electric motors themselves. We may not be able to obtain patent protection for our electric motors.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our products is difficult. Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue.

Infringement claims and lawsuits would likely be expensive to resolve and would require management’s time and resources and, therefore, could harm our business.

The loss of David E. Tether could disrupt our operations or otherwise harm our business.

David E. Tether, our Chief Technology Officer and founder, recently resigned from our board of directors and was terminated as our Chief Technology Officer and an employee. The loss of Mr. Tether’s services could affect our ability to make modifications to our products requested by our customers or otherwise service our customers, and could inhibit our ability to make improvements to our products to maintain their competitive edge. If we are unable to make necessary modifications or improvements, or if our ability to service our customers is reduced, it could harm our business.

Our international sales will likely account for a significant amount of our revenue in the future, which may expose us to political, regulatory, economic, foreign exchange and operational risks.

Because we intend to sell our products worldwide, our business is subject to risks associated with doing business internationally. Significant management attention and financial resources are needed to develop our international sales, support and distribution channels and manufacturing. Our future results could be harmed by a variety of factors related to international operations, including

▪	foreign currency exchange rate fluctuations,
▪	seasonal fluctuations in sales,
▪	changes in a specific country’s or region’s political or economic condition, particularly in emerging markets,
▪	unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements,
▪	trade protection measures and import or export licensing requirements,
▪	potentially adverse tax consequences,
▪	longer accounts receivable collection cycles and difficulties in collecting accounts receivables,
▪	difficulty in managing widespread sales, development and manufacturing operations, and
▪	less effective protection of intellectual property.

In the future, some or all of our international revenue and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities. In addition, if we conduct sales in local currencies, we may engage in hedging activities, which may not be successful and could expose us to additional risks.

Risks Concerning Investing In Our Common Stock

Woodlaken, LLC controls all of our Series A Preferred Stock, which enables Woodlaken to elect a majority of our directors and control most of our significant corporate actions and may delay or prevent an acquisition of our company.

Woodlaken, LLC has irrevocable proxies to vote all of the outstanding Series A Preferred Stock. Under the terms of our charter designating the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock have the right to:

▪	elect three out of five members of our board of directors,
▪	veto certain significant corporate actions, and
▪	vote along with common stockholders on an “as converted” basis.

Accordingly, Woodlaken can influence most matters requiring the vote of our stockholders, including the election of directors and the approval of mergers or other business combination transactions and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our stockholders and us.

Woodlaken has the ability to elect a majority of our directors.

Our board of directors consists of five members. Holders of Series A Preferred Stock are entitled to elect three directors. Woodlaken, through the irrevocable proxies, can elect these three directors. Our directors Gary Laskowski, Jonathan Betts and Michael D’Amelio are the designees of the holders of the Series A Preferred Stock through Woodlaken. Mr. Laskowski and Mr. Betts are the managers of Woodlaken and they control how Woodlaken votes its shares of Series A Preferred Stock.

Woodlaken has the ability to veto certain corporate actions.

Without the approval of three-fourths of the outstanding Series A Preferred Stock we cannot:

▪
authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock, increase or decrease the number of directors constituting our board of directors, or reduce the percentage of shares of Series A Preferred Stock required to consent to any of the above matters, or alter or negate the need for such consent;

▪
reclassify any shares of any class of stock into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock;

▪	amend, alter or repeal any provision of our certificate of incorporation or bylaws;
▪
merge or consolidate with any person or entity (other than mergers of wholly owned subsidiaries into our company), or sell, lease or otherwise dispose of our assets other than in the ordinary course of business or liquidate, dissolve, wind-up, recapitalize or reorganize or effect any transaction that would likely result in a change of control of our company or consent to any of the foregoing;

▪	purchase any shares of our common stock from any of our existing stockholders or any capital stock of any other company;
▪	pay dividends or make any other distribution on, or redeem, any shares of any class or series of our equity securities other than the Series A Preferred Stock;
▪	enter into any new agreement, or make any amendment to any existing agreement, that by its terms would restrict our performance of our obligations to holders of the Series A Preferred Stock;
▪
incur any indebtedness for borrowed money or become a guarantor or otherwise contingently liable for any such indebtedness except for trade payables or purchase money obligations incurred in the ordinary course of business; or

▪	engage in any action that would adversely affect the holders of the Series A Preferred Stock.

Woodlaken has significant influence over matters that may be submitted to our common stockholders.

On matters submitted to a vote of the holders of our common stock, the holders of Series A Preferred Stock, which is Woodlaken through the irrevocable proxies, have the number of votes per share as is equal to the number of shares of common stock into which each share of Series A Preferred Stock is convertible. Common stockholders have one vote per share. There are currently 5,276,289 shares of common stock and 3,071,474 shares of Series A Preferred Stock outstanding, each of which is presently convertible into one share of common stock. On matters to be submitted to the vote of the common stockholders, Woodlaken therefore controls approximately 39% of the vote, and thereby has significant influence over most actions for which the approval of our common stockholders is required.

We do not expect to pay dividends to our common stockholders.

We do not anticipate paying cash dividends in the foreseeable future. We presently intend to reinvest our cash back into the company rather than pay dividends to our common stockholders.

We may not pay or set aside cash dividends to our common stockholders until all accrued but unpaid dividends have been paid to holders of our Series A Preferred Stock. The holders of our Series A Preferred Stock will be entitled to receive cumulative dividends, if, when and as declared by our board of directors, at the annual rate of $0.08 per share, compounded quarterly, subject to adjustment for stock splits and similar transactions. Based on 3,071,474 shares of Series A Preferred Stock outstanding, we must pay dividends of approximately $246,000 a year to holders of our Series A Preferred Stock before we may pay any dividends to our common stockholders.

In addition, while there are at least 65,000 shares of Series A Preferred Stock outstanding, we may not pay dividends to our common stockholders without the prior approval of holders of at least three fourths of the outstanding Series A Preferred Stock.

Holders of our Series A Preferred Stock have participating rights so that if we do pay any dividends to our common stockholders, holders of our Series A Preferred Stock will be entitled to participate in any such dividends on an as converted basis. This will reduce the portion of any such dividends that our common stockholders receive.

In the event of a liquidation of our company, we must pay holders of our Series A Preferred Stock their investment plus a substantial premium before our common stockholders receive anything.

In the event of liquidation of our company, the holders of shares of Series A Preferred Stock will be entitled to be paid out of our assets available for distribution to our stockholders before any payment is made to the holders of our common stock, as follows:

▪	$4.00 per share of Series A Preferred Stock plus any accrued but unpaid dividends if liquidation occurs on or before April 29, 2005,
▪	$5.00 per share of Series A Preferred Stock plus any accrued but unpaid dividends if liquidation occurs after April 29, 2005 but before April 30, 2006, and
▪	$6.00 per share of Series A Preferred Stock plus any accrued but unpaid dividends if liquidation occurs on or after April 30, 2006.

The holders of Series A Preferred Stock also have participating rights. This means that if any of our assets are available for distribution to our common stockholders after paying the liquidation preference described above, the holders of Series A Preferred Stock will be able to participate in any liquidation distribution along with common stockholders on an “as converted” basis. This will reduce the amount of liquidation proceeds that our common stockholders receive.

We are subject to the SEC’s penny stock rules. The application of the “penny stock” rules will likely make selling your shares more difficult than if our shares were traded on the Nasdaq Stock Market or a national stock exchange.

Our common stock will be a “penny stock,” under Rule 3a51-1 under the Securities and Exchange Act, unless and until:

▪	the market price of our common stock reaches at least $5.00 per share,
▪	we meet the financial size and volume levels for our common stock not to be considered a penny stock, or
▪	we register the shares on a national securities exchange or they are quoted on the Nasdaq Stock Market.

A “penny stock” is subject to rules that require securities broker-dealers, before carrying out transactions in any “penny stock”, to:

▪	deliver a disclosure document to the customer describing the risks of penny stocks, and get a written receipt for that document, before selling penny stocks to that customer,
▪	disclose price information about the stock,
▪	disclose the compensation received by the broker-dealer or any associated person of the broker-dealer in transactions involving the penny stock, and
▪	send monthly statements to customers with market and price information about the penny stock.

Our common stock is also subject to a rule that requires the broker-dealer, in some circumstances, to:

▪	approve the penny stock purchaser’s account under standards specified in the rule, and
▪	deliver written statements to the customer with information specified in the rule.

These additional requirements could prevent or discourage broker-dealers from carrying out transactions in our common stock and limit your ability to sell your shares.

We expect our stock price to be volatile.

The price at which our common stock will trade is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

▪	actual or anticipated fluctuations in our results of operations,
▪	developments with respect to intellectual property rights,
▪	announcements of technological innovations or significant contracts by us or our competitors,
▪	introduction of new products by us or our competitors,
▪	commencement of, or our involvement in, litigation,
▪	our sale of common stock or other securities in the future,
▪	conditions and trends in the marine vessel industries,
▪	the trading volume of our common stock,
▪	changes in the estimation of the future size and growth rate of our markets, and
▪	general economic conditions.

In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies. In the past, these market fluctuations were often unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a significant decline in the market price of our common stock.

The market for our shares may be illiquid.

There may be only a limited trading market for our common stock. Our common stock is traded on the Over-the-Counter Bulletin Board. Shares that are “thinly” traded on the Bulletin Board often trade only infrequently and experience a significant spread between the market maker’s bid and asked prices. As a result, our common stock may be illiquid.

We have implemented anti-takeover provisions that could discourage a third party from acquiring us and consequently decrease the market value of your investment.

Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. Our certificate of incorporation and bylaws, among other things, allow our board to designate “blank check” preferred stock and limit who may call special meetings of stockholders. These provisions may delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in management could cause the market price of our common stock to decline.

Future sales of common stock or senior securities could adversely affect our common stock price and dilute your interest.

We may issue additional capital stock in future financings. Sales of substantial amounts of common stock or the availability of substantial amounts of common stock for sale could adversely affect prevailing market prices for our common stock.

In addition, we could issue other series or classes of preferred stock having rights, preferences and powers senior to those of our common stock, including the right to receive dividends and preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could reduce or eliminate the amounts that would otherwise have been available to pay dividends on the common stock.

Because our executive officers’ and directors’ liabilities are limited, your rights against them in a civil lawsuit may be limited.

We will indemnify any executive officer, director or former executive officer or director, and may indemnify any other officer or employee, to the full extent permitted by Delaware law. This could include indemnification for liabilities under securities laws enacted for stockholder protection, though the SEC thinks this indemnification is against public policy and may be unenforceable.

The issuance of additional shares of common stock, including shares issuable upon conversion of convertible securities or the exercise of outstanding options and warrants, will dilute the interests of our stockholders.

As of March 24, 2005, we had 5,276,289 shares of common stock outstanding and 9,805,202 shares of common stock reserved for future issuance upon exercise of outstanding options and warrants and conversion of our Series A Preferred Stock. Our board has the ability, without further stockholder approval, to issue up to approximately 35 million additional shares of common stock. Any issuance of additional common stock will reduce the proportionate ownership and voting power of the then existing stockholders and may result in a reduction of the book value or market price of our outstanding common stock. Further, if all our outstanding options and warrants are exercised and convertible securities are converted, we will have approximately 15 million shares outstanding. Thus, the percentage of shares owned by all existing stockholders will be reduced proportionately as options and warrants are exercised and convertible securities are converted. The table below summarizes our current outstanding common stock and common stock reserved for future issuance upon exercise of outstanding options and warrants and conversion of convertible securities.

Our board of directors, without seeking stockholder approval, may designate and issue up to 10,000,000 shares of preferred stock, and the sale of such shares may adversely impact the market price of our outstanding common stock.

Our certificate of incorporation allows our board of directors to issue at any time without further stockholder approval up to 10 million shares of preferred stock. Such shares may be issued and sold upon such terms and conditions as our board of directors may determine, including the amount of consideration for which the shares may be issued and sold in one or more series, and such voting rights, designations, preferences and other rights, qualifications, limitations and restrictions as our board of directors may determine.

We have designated 7 million shares of our authorized preferred stock as Series A Preferred Stock. There are currently issued and outstanding 3,071,474 shares of Series A Preferred Stock. No other shares of our preferred stock are designated or are outstanding as of the date of this Annual Report.

Sales of a substantial number of shares of preferred stock, or the fact that our board of directors may determine the rights, privileges and preferences of one or more classes or series of preferred stock, may discourage a future acquisition of our company, including an acquisition in which you might otherwise receive a premium for your shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.